December 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

100 F Street N.E. Washington, D.C. 20549

Attention: Joseph McCann and Christine Westbrook

Re: Comment Letter dated November 20, 2019 regarding Q2 Earth Inc.’s Preliminary Proxy Statement on Schedule 14A Filed on November 5, 2019 bearing File No. 000-55148

Dear Mr. McCann and Ms. Westbrook:

Q2Earth Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Preliminary Proxy Statement on on Schedule 14A submitted to the Securities and Exchange Commission (the “Commission”) on November 5, 2019 (the “Preliminary Proxy Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have submitted an amendment to the Proxy Statement (the “Amendment”) with the Commission today.

Proposal 2, Approval of Reverse Stock Split of the Company’s Common Stock, Page 7

1.	We note your disclosure on page 8 indicating that the “reverse split is not intended as, and will not have the effect of, a ‘going private transaction’ covered by Rule 13e-3” and that following the split you will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. Please tell us whether the proposed reverse stock split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange Act. As applicable, please tell us how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act.

Response:

We note the Staff’s comment, and acknowledge that under Rule 12g-4(a)(1) of the Exchange Act, a company may become eligible to terminate its registration of a class of securities if the holders of record of that class is fewer than the number of holders stipulated under the above mentioned rule, which is dependent on the type of issuer. In our case, that eligibility would occur if the number of holders of record were fewer than 300. In response to the Staff’s comment, we note that as of the date hereof, our “holders of record” as that term is defined in Rule 12g5-1 of the Exchange Act, are approximately 762, and we anticipate that in the event of a reverse stock split in a ratio of 1:25, assuming that the holders of record have remained unchanged, that number will reduce to approximately 588, which is far in excess of 300. Further, the Company does not intend to and does not believe that the proposed reverse stock split has the reasonable likelihood of producing a result contemplated in Rule 12g-4(a)(1) of the Exchange Act, i.e. making it eligible to terminate registration of its common stock. For this reason, we do not believe that the proposed reverse stock split will result in a “going private transaction” described in Rule 13e-3 of the Exchange Act, and therefore the requirements of Rule 13e-3 are inapplicable to the Company at this stage.

2.	Please revise to indicate whether stockholders’ authorization to the board of directors to effect the reverse split is limited in terms of duration. As applicable, please revise to discuss risks associated with an extended authorization.

Response:

We note the Staff’s comment, and in response thereto, have updated the disclosure on page 7 of the Amendment as follows: the Company desires to allow shareholder approval of the proposed reverse stock split (if succesful) to remain valid for a duration of 12 months from the date of approval. As indicated above and expressly stated on page 8 of the Preliminary Proxy Statement filed with the Commission, the Company does not contemplate pursuing a “going private transaction” under Rule 13e-3 of the Exchange Act. Rather, it is the intention of the Company to allow its board of directors maximum flexibility in determining the most appropriate time to exercise a reverse stock split, which the board will decide if found necessary in its judgment, and after assessing the then market-conditions, the then existing and expected trading prices for our common stock, and the potential for an up-listing to a national securities exchange. Our Preliminary Proxy Statement also makes it clear that “although our stockholders may approve the reverse stock split, we will not effect the reverse stock split if our board of directors does not deem it to be in the best interests of the Company and its stockholders”. Accordingly, we do not believe that an extended authorization of the proposed reverse stock split will pose any particular risks to the Company that would merit including a separate risk factor in the Amendment.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 305-439-5559.

Sincerely,

/s/ Christopher Nelson
President and General Counsel

Cc: Joel Mayersohn.